SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to

Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IFM Investments Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

45172L100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45172L100		13G

1	Name of Reporting Person Donald Zhang

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 273,842,488(1) Class A ordinary shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 221,842,488(2) ordinary shares

	8	Shared Dispositive Power 52,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 273,842,488 ordinary shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 40.2%

12	Type of Reporting Person IN

(1)  Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang through IFM Overseas Partners L.P., and (ii) 13,842,488 Class A ordinary shares underlying share options held by Donald Zhang that are exercisable within 60 days.

(2)  Includes (i) 208,000,000 Class A ordinary shares beneficially held by Donald Zhang through IFM Overseas Partner L.P., and (ii) 13,842,488 Class A ordinary shares underlying share options held by Donald Zhang that are exercisable within 60 days.

CUSIP No. 45172L100		13G

1	Name of Reporting Person Harry Lu

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,492,271 Class A ordinary shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,492,271 Class A ordinary shares

	8	Shared Dispositive Power 52,000,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,492,271(3) Class A ordinary shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 8.3%

12	Type of Reporting Person IN

(3)   Includes (i) (as to dispositive power) 52,000,000 of the 260,000,000 Class A ordinary shares held in IFM Overseas Partners L.P. by Harry Lu and (ii) 3,492,271 Class A ordinary shares underlying share options held by Harry Lu that are exercisable within 60 days.

CUSIP No. 45172L100		13G

1	Name of Reporting Person IFM Overseas Partners L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 260,000,000 Class A ordinary shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 260,000,000 Class A ordinary shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 260,000,000 Class A ordinary shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 38.9%

12	Type of Reporting Person PN

CUSIP No. 45172L100		13G

1	Name of Reporting Person IFM Overseas Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 260,000,000 Class A ordinary shares

	6	Shared Voting Power 0

	7	Sole Dispositive Power 260,000,000 Class A ordinary shares

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 260,000,000 Class A ordinary shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 38.9%

12	Type of Reporting Person CO

CUSIP No. 45172L100	13G

Item 1(a)	Name of Issuer: IFM Investments Limited
Item 1(b)	Address of Issuer’s Principal Executive Offices: 26A, East Wing, Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing 100004 The People’s Republic of China

Item 2(a)	Name of Person Filing: Donald Zhang Harry Lu IFM Overseas Partners L.P. IFM Overseas Limited
Item 2(b)

Address of Principal Business Office or, if None, Residence:

Donald Zhang

26A, East Wing, Hanwei Plaza, No.7 Guanghua Road,

Chaoyang District, Beijing, 100004

The People’s Republic of China

Harry Lu

26A, East Wing, Hanwei Plaza, No.7 Guanghua Road,

Chaoyang District, Beijing, 100004

The People’s Republic of China

IFM Overseas Partners L.P.

26A, East Wing, Hanwei Plaza, No.7 Guanghua Road,

Chaoyang District, Beijing, 100004

The People’s Republic of China

IFM Overseas Limited

26A, East Wing, Hanwei Plaza, No.7 Guanghua Road,

Chaoyang District, Beijing, 100004

The People’s Republic of China

Item 2(c)	Citizenship: Donald Zhang – United States

CUSIP No. 45172L100	13G

Harry Lu – United States IFM Overseas Partners L.P. – Cayman Islands IFM Overseas Limited – Cayman Islands
Item 2(d)	Title of Class of Securities: Class A ordinary shares
Item 2(e)	CUSIP Number: 45172L100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Donald Zhang	273,842,488	40.2%	273,842,488	0	221,842,488	52,000,000

Harry Lu	55,492,271	8.3%	3,492,271	0	3,492,271	52,000,000

IFM Overseas Partners L.P.	260,000,000	38.9%	260,000,000	0	260,000,000	0

IFM Overseas Limited	260,000,000	38.9%	260,000,000	0	260,000,000	0

CUSIP No. 45172L100	13G

IFM Overseas Partners L.P., a Cayman Islands limited partnership, was established on December 15, 2005. It directly owns 260,000,000 Class A ordinary shares of IFM Investments Limited. IFM Overseas Limited, a corporation incorporated under the laws of the Cayman Islands, acts as the general partner of IFM Overseas Partners L.P. and exercises investment control over the Class A ordinary shares held by IFM Overseas Partners L.P. Maxpro International Enterprises, Inc., a New York corporation, owns 100% of the equity interest in IFM Overseas Limited. Donald Zhang owns 100% of the equity interest in Maxpro International Enterprises, Inc., through D&M Capital Corporation. IFM Holding Company Limited and Harry Lu, each a limited partner of IFM Overseas Partners L.P., hold 80% and 20% of the partnership interest in IFM Overseas Partners L.P., respectively. IFM Holding Company Limited is a corporation incorporated under the laws of Cayman Islands, and is 100% owned by Maxpro International Enterprises, Inc.

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8	Identification and Classification of Members of the Group:
Not applicable

Item 9	Notice of Dissolution of Group:
Not applicable

Item 10	Certifications:
Not applicable

CUSIP No. 45172L100	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2012

Donald Zhang	/s/ Donald Zhang
Donald Zhang

Harry Lu	/s/ Harry Lu
Harry Lu

IFM Overseas Partners L.P.	By:	IFM Overseas Limited, its general partner

	By:	/s/ Donald Zhang
Name: Donald Zhang
Title: Director

IFM Overseas Limited	By:	/s/ Donald Zhang
Name: Donald Zhang
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A.	Joint Filing Agreement